SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                        AMENDMENT NO. 36
                               TO
                          SCHEDULE 13D



            Under the Securities Exchange Act of 1934

                   THE NOSTALGIA NETWORK, INC.
                        (Name of Issuer)


                  Common Stock, $.04 par value
                 (Title of Class of Securities)

                           669 752107
                         (CUSIP Number)

                    Dong Moon Joo, President
                  Concept Communications, Inc.
                 650 Massachusetts Avenue, N.W.
                     Washington, D.C.  20001
                         (202) 789-2124
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         with a copy to:

                       Arthur E. Cirulnick
                      Tucker, Flyer & Lewis
                   a professional corporation
                 1615 L Street, N.W., Suite 400
                  Washington, D.C.  20036-5601
                         (202) 452-8600

                        October 25, 1996
              (Date of Event which Requires Filing
                       of this Statement)









Check the following box if a fee is being paid with this
Statement:                                       [  ]

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  13,645,432 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              13,645,432 shares

                        10.   Shared Dispositive Power
                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Communications Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  1,000,000 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     13,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              1,000,000 shares

                        10.   Shared Dispositive Power
                              13,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO


CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Capital Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                       [  ]

6.    Citizenship or Place of Organization

      Delaware

      NUMBER OF SHARES        7.    Sole Voting Power
      BENEFICIALLY                  0 shares
      OWNED BY
      EACH                    8.    Shared Voting Power
      REPORTING                     14,645,432 shares
      PERSON
      WITH                    9.    Sole Dispositive Power
                                    0 shares

                              10.   Shared Dispositive Power
                                    14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                      [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO


     This Amendment No. 36 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.


Item 3.     Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and supplemented by adding thereto the following:

      The purchase by Communications of 1,000,000 shares of Common Stock for $900,000 pursuant to the September 20 Exercise Letter and the Allied Option Agreement was financed by Communications by borrowing the amount of such funds from Atlantic Video pursuant to the Communications/AVI Promissory Note and the Restated Security Agreement. The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications would be obtained by Atlantic Video as proceeds of a loan from One-Up, which would obtain those funds as proceeds of a loan from UCI.


Item 4.     Purpose of the Transaction.

     Item 4 is hereby amended and supplemented by deleting the

information under the caption Proposed Conversion and by adding in lieu thereof the following:

     On August 8, 1996, Concept delivered a letter to the 144 Committee of the Issuer proposing to convert the $16.5 million principal amount of outstanding loans of the Issuer into convertible preferred stock of the Issuer (the "August 8th Conversion Letter"). Pursuant to the August 8th Conversion Letter, the proposed terms of the preferred stock include, among other things: (1) the preferred stock would be entitled to a dividend at the rate of 6% per annum, (2) the preferred stock would be convertible into shares of Common Stock at a price of $0.70 per share and would have full anti-dilution protection and
(3) the holders of the preferred stock would vote with the holders of Common Stock on an as-converted basis together with certain class voting rights. In the August 8th Conversion Letter, Concept indicated its desire to have the outstanding accrued and unpaid interest on the loans repaid by the Issuer on terms and conditions to be negotiated at a future date.

     On August 13, 1996, the 144 Committee of the Issuer delivered a letter to Concept rejecting Concept's proposal set forth in the August 8th Conversion Letter (the "Issuer Rejection
Letter").

     On August 15, 1996, Concept delivered a letter to the 144 Committee of the Issuer proposing to convert the $16.5 million principal amount of outstanding loans of the Issuer into convertible preferred stock of the Issuer (the "August 15th Conversion Letter"). Pursuant to the August 15th Conversion Letter, the proposed terms of the convertible preferred stock would be substantially similar to the proposed terms of the convertible preferred stock set forth in the August 8th
Conversion Letter, except that the price at which the preferred stock would be converted into Common Stock was increased to $0.77 per share. In the August 15th Conversion Letter, Concept indicated that it did not believe that the Issuer's Certificate of Incorporation authorized convertible preferred shares with the terms proposed by Concept. Concept expressed its willingness to consider other forms of conversion with the Issuer which would produce a similar economic effect without the need to postpone the conversion until a shareholders' meeting could be held. By its terms, the August 15th Conversion Letter superseded all previous offers to convert the outstanding loans, including the August 8th Conversion Letter.

     On October 30, 1996, the 144 Committee of the Issuer delivered a letter to Concept requesting clarification of Concept's proposal set forth in the August 15th Conversion Letter
(the "October 30th Response Letter").

     On November 1, 1996, Concept delivered a letter to the 144 Committee of the Issuer in response to the October 30th Response Letter (the "November 1st Conversion Letter"). Pursuant to the terms of the November 1st Conversion Letter, Concept set a November 20, 1996 date for the expiration and termination of the proposal set forth in the August 15th Conversion Letter. Concept also restated and clarified certain aspects of the proposal set forth in the August 15th Conversion Letter. In particular, Concept reaffirmed: (1) its position that accrued interest on the loans is not included as part of the conversion, (2) that the preferred stock terms would include dilution protections for the convertible stock and financial covenants and restrictions similar to those already in place with the outstanding loans and
(3) its belief that specific performance would be the adequate remedy after an Issuer breach of any preferred stock terms.

     In the November 1st Conversion Letter, Concept also states that it has had informal exploratory discussions with various telecommunications industry members, but was not aware of any concrete opportunity which would define its future plans regarding the Issuer.

     The foregoing descriptions of the August 8th Conversion Letter, the Issuer Rejection Letter, the August 15th Conversion Letter, the October 30th Response Letter, and the November 1st Conversion Letter are qualified in their entirety by the text of the August 8th Conversion Letter, the Issuer Rejection Letter, the August 15th Conversion Letter, the October 30th Response Letter, and the November 1st Conversion Letter, which are attached hereto as Exhibits 34.1, 34.2, 34.3, 36.1 and 36.2 respectively and are incorporated herein by reference.

     Item 4 is hereby further amended and supplemented by

incorporating herein the information set forth under Item 6 of this Amendment No. 36.


Item 5.   Interest in Securities of the Issuer.

     Items 5 (a) and (b) are hereby amended by deleting the

information set forth thereunder and by adding in lieu thereof the following:

          (a)-(b) The following table sets forth information with respect to the shares of the Common Stock beneficially owned by the Reporting Persons:

Name             Aggregate Number    Percentage       Sole Power
                 of Shares           of Class <F1>    to Vote or
                 Beneficially                         or Direct
                 Owned                                Vote

Concept          14,645,432<F2>      70.6%           13,645,432
Communications   14,645,432<F2>      70.6%            1,000,000
Capital          14,645,432<F2>      70.6%                    0



Name            Shared Power        Sole Power     Shared Power
                to Vote or          to Dispose     to Dispose or
                Direct Vote         or Direct      or Direct
                                    Disposition    Disposition

Concept                   0          13,645,432             0
Communications   13,645,432           1,000,000    13,645,432
Capital          14,645,432<F2>               0    14,645,432<F2>

<F1>             Computed on the basis of 20,739,376 shares of
the Common Stock outstanding (20,274,371 shares of the Common Stock reported to be outstanding in the Issuer's Form 10-Q for the quarter ended June 30, 1996 and assuming the conversion of the Preferred Stock owned by Concept and the exercise of the Tiger Warrant by Concept).

<F2>             Includes 14,180,427 shares of the Common Stock
and 2,500 shares of the Preferred Stock (each share convertible into 100 shares of the Common Stock) owned by Concept, and 215,005 shares of the Common Stock that may be acquired by Concept pursuant to the Tiger Warrant.

       None of Ms. Spurgin and Messrs. Joo, Hugel, Gogan,
Seubert, Cooperrider, Morton, Salonen, Ward, Guerra and McDevitt beneficially owns shares of the Common Stock or the Preferred
Stock.


Item 6.     Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by adding under

the caption Purchase of Allied Shares the following:

Purchase of Allied Shares.

     On October 24, 1996, Allied consented to the assignment of the option to purchase the 1,000,000 shares of Common Stock exercised pursuant to the September 20 Exercise Letter (the
"Assignment and Consent").

     On October 25, 1996, Communications consummated the purchase from Allied of 1,000,000 shares of Common Stock pursuant to the Allied Option Agreement and the September 20 Exercise Letter.
The aggregate price for such shares was $900,000 or $0.90 per share.

     The foregoing description of the Assignment and Consent is qualified in its entirety by the text of the Assignment and Consent, which is attached hereto as Exhibit 36.3 and is incorporated herein by reference.

Item 7.     Items to be Filed as Exhibits

Exhibit   Description

34.1      Letter, dated August 8, 1996, from Concept
          Communications, Inc., to the 144 Committee of the Nostalgia Network, Inc.

34.2 Letter, dated August 13, 1996, from the 144 Committee of the Nostalgia Network, Inc. to Concept
          Communications, Inc.

34.3      Letter, dated August 15, 1996, from Concept
          Communications, Inc., to the 144 Committee of the Nostalgia Network, Inc.

36.1      Letter from William H. Lash III and Robert Wussler to
          Concept Communications, Inc. dated October 30, 1996.

36.2      Letter from Concept Communications, Inc. to Messrs.
          Wussler and Lash of the 144 Committee of The Nostalgia
          Network, Inc. dated November 1, 1996.

36.3      Assignment and Consent among Concept Communications,
          Inc., Crown Communications Corporation and Allied
          Cellular Systems, Inc. dated October 24, 1996.

                           SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  November 12, 1996


                           CONCEPT COMMUNICATIONS, INC.


                           /s/ Werner Seubert
                           By: Werner Seubert, Vice President


                           CROWN COMMUNICATIONS CORPORATION


                           /s/ Werner Seubert
                           By: Werner Seubert, Vice President


                           CROWN CAPITAL CORPORATION


                           /s/ Werner Seubert
                           By: Werner Seubert, Vice President

                               EXHIBIT INDEX

Exhibit   Description                                       Page

34.1      Letter, dated August 8, 1996, from Concept
          Communications, Inc., to the 144 Committee of the Nostalgia Network, Inc.

34.2      Letter, dated August 13, 1996, from the 144
          Committee of the Nostalgia Network, Inc. to
          Concept Communications, Inc.

34.3      Letter, dated August 15, 1996, from Concept
          Communications, Inc., to the 144 Committee of the Nostalgia Network, Inc.

36.1      Letter from William H. Lash III and Robert
          Wussler to Concept Communications, Inc. dated
          October 30, 1996.

36.2      Letter from Concept Communications, Inc. to
          Messrs. Wussler and Lash of the 144 Committee of
          The Nostalgia Network, Inc. dated November 1,
          1996.

36.3      Assignment and Consent among Concept
          Communications, Inc., Crown Communications
          Corporation and Allied Cellular Systems, Inc.
          dated October 24, 1996.